SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 31, 2008

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated July 31, 2008 re: Partner Communications reports second quarter 2008 results

PARTNER COMMUNICATIONS REPORTS
SECOND QUARTER 2008 RESULTS

RECORD QUARTERLY FREE CASH FLOW 1 of NIS 601M

RECORD EBITDA of NIS 541M, 35.0% of TOTAL REVENUE, or
39.3% of SERVICE REVENUES

EBITDA LESS CAPEX 2 of NIS 420M

Q2 2008 Highlights (compared with Q2 2007)

—	Total revenues: NIS 1.5 billion (US$ 461 million), an increase of 5.2%

—	Operating Profit: NIS 378 million (US$ 113 million), an increase of 2.9%

—	Net Income: NIS 247 million (US$ 74 million), an increase of 8.4%

—	EBITDA [3]: NIS 541 million (US$ 161 million), an increase of 4.2%

—	EBITDA Margin [4]: 35.0% of total revenue compared with 35.4%

—	Subscriber Base: 33,000 net additions in the quarter, to reach 2.856 million, including 834,000 3G subscribers

—	Dividend Declared: NIS 1.26 (US$ 0.38) per share or ADS (in total approximately NIS 200 million or US$ 60 million) for the 2 nd quarter

1 Free Cash Flow refers to cash flows generated from operating activities, net of cash flows from investing activities
2 CAPEX refers to the cash flows from investing activities
3 See “Use of Non-GAAP Financial Measures” below (p9)
4 Equivalent to 39.3% of service revenues in Q2 2008, compared with 39.7% of service revenues in Q2 2007

Rosh Ha’ayin, Israel, July 31, 2008 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, today announced its results for the second quarter of 2008. Partner reported total revenues of NIS 1.5 billion (US$ 461 million) in Q2 2008, EBITDA of NIS 541 million (US$ 161 million), and net income of NIS 247 million (US$ 74 million).

Commenting on the quarter’s results, Partner’s CEO, Mr. David Avner, said: “I am pleased with Partner’s second quarter performance, which was in line with our expectations. Excluding the effect of the one-time credit of NIS 24 million in Q2 2007, Partner’s EBITDA increased by 9.3% this quarter compared with Q2 2007, and net income increased by 17.2%.”

“In this quarter, we have managed to recruit 33,000 high quality subscribers, 80% of whom are post-paid subscribers. This level of net additions, coupled with the decrease in churn rate in the quarter compared with Q1 2008, is consistent with our previous assessments regarding the long-term impact of number portability, and is the most concrete proof of our subscribers’ loyalty and the Company’s success in focusing on our customers and their needs. As stated in a survey run by The Marker in July 2008, Partner’s subscribers are indeed the most satisfied and the most loyal customers to their cellular provider”.

Mr. Avner added: “Our outstanding cash flow this quarter reflects Partner’s ability to continue and deliver value to our shareholders as well as to support new initiatives. We are making steady advancements in our plan to become a player in the broadband residential market, and we intend to launch our new platform of services at the beginning of 2009. I am certain that Partner, based on its successful track record, will once again set new industry standards which will be reflected in a high level of service and a rich range of content services.”

Mr. Avner concluded: “I am also very proud of Partner’s recent marketing achievements. This quarter orangeTM was again re-elected the leading telecom brand in Israel for the sixth consecutive year by Globes, the Israeli daily business newspaper. Partner also won the Effie Award in the communication category, for the “Precisely for You” marketing campaign. These successes are further recognitions of Partner’s brand and position strengths, assets that we will further leverage to enter new communications areas and broaden our portfolio of services for the benefit of both our customers and shareholders. On a more personal note, the award that excited me most was winning the “best workplace” award in the telecom industry which was granted to us by BDI. Of all the assets we have built through the years our employees are the most valuable.”

Key Financial and Operational Parameters

	Q2 2007	Q1 2008	Q2 2008	Q2'08 vs Q2'07	Q2'08 vs Q1'08

Revenues (NIS millions)	1,467.5	1,587.8	1,544.1	5.2%	-2.7%
Operating Profit (NIS millions)	367.2	348.8	377.9	2.9%	8.3%
Net Income (NIS millions)	228.1	243.3	247.3	8.4%	1.7%
Cash flow from operating activities net of investing activities (NIS millions)	234.3	(20.0)	601.0	156.6%	NA

EBITDA (NIS millions)	519.1	532.6	541.0	4.2%	1.6%
Subscribers (thousands)	2,733	2,823	2,856	4.5%	1.2%
Estimated Market Share (%)	32	32	32	-	-
Quarterly Churn Rate (%)	3.5	5.1	4.0	0.5	(1.1)
Average Monthly Usage per Subscriber (minutes)	331	359	368	11.2%	2.5%
Average Monthly Revenue per Subscriber (NIS)	157	155	158	0.6%	1.9%

Financial Review

Partner’s net revenues in Q2 2008 totaled NIS 1,544.1 million (US$ 460.7 million), an increase of 5.2% from NIS 1,467.5 million in Q2 2007.

The increase in net revenues primarily reflects growth in service revenues which increased by 5.2% from NIS 1,307.6 million in Q2 2007 to NIS 1,375.9 million (US$ 410.5 million) in Q2 2008. The increase in service revenues primarily reflects the 4.5% growth in the subscriber base, an increase in the weight of post-paid subscribers in our subscriber base, higher average minutes of use, as well as an increase in content and data revenues. The higher revenues that resulted were partially offset by a decrease in average revenue per minute resulting from competitive pressures and regulatory intervention including the approximate 14% reduction in interconnect tariffs which went into effect on March 1, 2008, the final reduction in the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008.

Revenues from content and data excluding SMS in Q2 2008 amounted to NIS 121.4 million (US$ 36.2 million), increasing by 30.1% from Q2 2007, the equivalent of 8.8% of service revenues in Q2 2008, compared with 7.1% of service revenues in Q2 2007. The marginal decrease compared with Q1 2008 is explained mainly by special promotions that were offered during the quarter.

In Q2 2008 revenues from SMS were NIS 77.5 million (US$ 23.1 million), an increase of 24.8% compared with Q2 2007, the equivalent of 5.6% of service revenues in Q2 2008, compared with 4.7% in Q2 2007.

Gross profit from services was NIS 568.1 million (US$ 169.5 million) in Q2 2008, representing an increase of 1.8% compared with NIS 558.2 million in Q2 2007. The increase reflects the growth in service revenues, offset by a 7.8% increase in the cost of service revenues, primarily reflecting the recording of a one-time credit of approximately NIS 24 million in Q2 2007, and additional depreciation expenses of approximately NIS 20 million resulting from the accelerated depreciation of the equipment to be replaced under an agreement with LM Ericsson Israel Ltd. The full year depreciation expenses resulting from the agreement are estimated at approximately NIS 74 million in 2008, of which NIS 56 million has been recorded to date. Most of the remaining NIS 18 million will be depreciated in Q3 2008.

Equipment revenues in Q2 2008 totaled NIS 168.2 million (US$ 50.2 million), an increase of 5.2% from NIS 159.9 million in Q2 2007. The increase is primarily attributable to the higher proportion of 3G handsets sold compared with 2G handsets, partially offset by a lower number of transactions. Gross loss on equipment was NIS 24.5 million (US$ 7.3 million), representing a decrease of 56.4% from NIS 56.3 million in Q2 2007. This mainly reflects the decrease in the cost per handset sold, as well as an increase in the use of more competitive airtime rate plan tariffs that offer lower subsidies.

Overall, gross profit increased by 8.3%, from NIS 502.0 million in Q2 2007 to NIS 543.6 million (US$ 162.2 million) in Q2 2008.

In Q2 2008 selling, marketing, general and administration expenses were NIS 165.7 million (US$ 49.4 million), increasing by 23.0% from NIS 134.7 million in Q2 2007. The increase largely reflects the lower marketing activity that took place in Q2 2007, as well as an increase in provisions for doubtful accounts from receivables on handset sales and service revenues.

Overall, operating profit totaled NIS 377.9 million (US$ 112.7 million) in Q2 2008, representing a 2.9% increase from NIS 367.2 million in Q2 2007.

Quarterly EBITDA in Q2 2008 was NIS 541.0 million (US$ 161.4 million), the equivalent of 39.3% of service revenues or 35.0% of total revenues, up by 4.2% compared with NIS 519.1 million in Q2 2007, the equivalent of 39.7% of service revenues or 35.4% of total revenues. The increase is broadly explained by the rise in revenues being partially offset by the increase in cost of service revenues which was due to the recording of a one-time credit of approximately NIS 24 million in Q2 2007.

In Q2 2008 financial expenses totaled NIS 32.4 million (US$ 9.7 million), a decrease of 17.9% from NIS 39.5 million in Q2 2007. The decrease is primarily due to an increase in gains from currency movements and financial income from handset payments in installments, partially offset by higher linkage expenses due to the higher CPI level.

Quarterly net income for Q2 2008 was NIS 247.3 million (US$ 73.8 million), compared with NIS 228.1 million in Q2 2007, an increase of 8.4%.

Basic earnings per share or ADS, based on the average number of shares outstanding during Q2 2008, was NIS 1.58 (US$ 0.47), an increase of 8.2% from NIS 1.46 in Q2 2007.

Funding and Investing Review

Cash flows generated from operating activities, net of cash flows from investing activities in Q2 2008 totaled NIS 601.0 million (US$ 179.3 million), representing an increase of NIS 366.8 million or 156.6% compared with NIS 234.3 million in Q2 2007, and an increase of NIS 621 million compared with –NIS 20.0 million in Q1 2008. The increase largely reflects the one-time effects of the introduction of the factoring of handset revenues which increased quarterly operating cash flow in the amount of approximately NIS 194 million, and initiatives that were taken to reduce the working capital and cash flow volatility. The increase was partially offset by an increase in cash flows used for investing activities which totaled NIS 120.7 million (US$ 36.0 million), compared with NIS 110.4 million in Q2 2007, an increase of 9.3%.

In February 2008, the Board approved a share buy-back plan for 2008 in an amount of up to NIS 600 million, subject to appropriate market conditions. As of June 30, 2008, the Company had repurchased approximately 2.5 million of its shares at an average price per share of NIS 79.02, for a total consideration of approximately NIS 198 million.

The Board has approved the distribution of a dividend for Q2 2008 of NIS 1.26 (US$ 0.38) per share (in total approximately NIS 200 million or US$ 60 million) to shareholders and ADS holders of record on September 1, 2008. The dividend will be paid on September 18, 2008.

Operational Review

In Q2 2008 approximately 33,000 net active subscribers joined the Company, consisting of approximately 27,000 new net active postpaid subscribers and 6,000 new net active prepaid subscribers. The Company’s active subscriber base at the end of Q2 2008 was approximately 2,856,000, including approximately 750,000 business subscribers (26.3% of the base), 1,385,000 postpaid private subscribers (48.5% of the base) and 721,000 prepaid subscribers (25.2% of the base).

Approximately 834,000 subscribers were subscribed to the 3G network by the end of Q2 2008. Total market share at the end of the quarter is estimated to be approximately 32%.

The quarterly churn rate in Q2 2008 was 4.0%, an increase from 3.5% in Q2 2007 but a decrease from 5.1% in Q1 2008. The increase compared with Q2 2007 is generally explained by the tail effect of number portability.

Average monthly usage per subscriber (MOU) in Q2 2008 was 368 minutes, increasing by 11.2% from 331 in Q2 2007. Average revenue per user (ARPU) in Q2 2008 was approximately NIS 158 (US$ 47), an increase of 0.6% from NIS 157 in Q2 2007.

Other

In July 2008 Partner signed a five-year agreement with Bezeq, effective from December 2007, for the supply of transmission services for use in Partner’s mobile backhauling and backbone network. The Company believes that the transmission services purchased from Bezeq, together with the use of its own transmission network, will allow the Company to meet all its transmission requirements, at an improved cost, during the next five years. The minimum annual commitment of Partner is expected to be approximately NIS 60 million.

Outlook and Guidance

Commenting on the Company’s results, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “I am encouraged by the underlying improvements in all the key margins this quarter, and in particular the increase in the net income margin. I am also very pleased that free cash flow bounced back this quarter to a record level of NIS 601 million. This is a direct result of our continuous efforts to further improve the cash flow of the Company also through the lowering of working capital, and reflects the Company’s robust financial structure and ability to increase shareholder value.

Including the effect of dividends and the share buy-back, Partner has returned to shareholders approximately NIS 713 million in H1 2008 (NIS 198 million resulting from the share buy-back plan as of June 30, 2008 and NIS 515 million distributed as cash dividend during the first half of 2008), providing an impressive shareholders’ yield.”

Mr. Avner added: “The half-year results for 2008 and future prospects remain in line with the annual guidance we provided in the press release of February 6, 2008.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s first quarter results on Thursday, July 31, 2008, at 17:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of August 7, 2008.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. – Information on the Company”, “Item 5. – Operating and Financial Review and Prospects” and “Item 8A. – Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” in the form 20-F filed with the SEC on May 6, 2008. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with U.S. GAAP, other than EBITDA which is a non-GAAP financial measure.

The convenience translations of the nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30, 2008: US $1.00 equals NIS 3.352. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:
Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBIDTA is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.856 million subscribers in Israel (as of June 30, 2008). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:

Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V. P. Corporate Development, Strategy and IR
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54 -7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	31,535	148,096	9,408	44,181
Accounts receivable:
Trade	1,059,550	1,120,842	316,095	334,380
Other	107,603	72,729	32,101	21,697
Inventories	117,175	132,868	34,957	39,639
Deferred income taxes	57,474	46,089	17,146	13,750

Total current assets	1,373,337	1,520,624	409,707	453,647

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade	428,502	446,899	127,835	133,323
Funds in respect of employee rights upon retirement	88,052	88,522	26,268	26,409

	516,554	535,421	154,103	159,732

FIXED ASSETS, net of accumulated depreciation and amortization	1,663,822	1,727,662	496,367	515,413

LICENSE, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated amortization	1,107,348	1,153,926	330,354	344,250

DEFERRED INCOME TAXES	93,192	93,745	27,802	27,967

Total assets	4,754,253	5,031,378	1,418,333	1,501,009

	New Israeli shekels		Convenience translation into U.S. dollars
	June 30, 2008	December 31, 2007	June 30, 2008	December 31, 2007
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Short-term loans and current maturities of long-term
liabilities	204,024	28,280	60,866	8,437
Accounts payable and accruals:
Trade	665,088	749,623	198,415	223,636
Other	327,806	375,510	97,794	112,026
Parent group - trade	7,532	3,405	2,247	1,016

Total current liabilities	1,204,450	1,156,818	359,322	345,115

LONG-TERM LIABILITIES:
Notes payable	1,953,984	2,072,636	582,931	618,328
Liability for employee rights upon retirement	137,110	131,960	40,904	39,368
Other liabilities	11,706	14,492	3,492	4,323
Total long-term liabilities	2,102,800	2,219,088	627,327	662,019

COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	3,307,250	3,375,906	986,649	1,007,134

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2007 and June 30, 2008 -
235,000,000 shares; issued and outstanding -
December 31, 2007 - 157,320,770 shares and
June 30, 2008 - 157,528,753 shares	1,575	1,573	470	469
Less - treasury shares, at cost (2,506,029 Ordinary
Shares)	(198,440)		(59,200)
Capital surplus	2,556,039	2,544,943	762,542	759,231
Accumulated deficit	(912,171)	(891,044)	(272,128)	(265,825)

Total shareholders' equity	1,447,003	1,655,472	431,684	493,875

	4,754,253	5,031,378	1,418,333	1,501,009

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30, 2008	3 month period ended June 30 2008
	2008	2007	2008	2007
	(Unaudited)
	In thousands (except per share data)

REVENUES - net:
Services	2,718,423	2,565,925	1,375,938	1,307,610	810,985	410,483
Equipment	413,495	319,348	168,200	159,879	123,358	50,179

	3,131,918	2,885,273	1,544,138	1,467,489	934,343	460,662

COST OF REVENUES:
Services	1,609,420	1,507,823	807,844	749,378	480,138	241,004
Equipment	472,456	429,512	192,724	216,142	140,947	57,495

	2,081,876	1,937,335	1,000,568	965,520	621,085	298,499

GROSS PROFIT	1,050,042	947,938	543,570	501,969	313,258	162,163

SELLING AND MARKETING
EXPENSES	204,578	173,486	100,919	79,947	61,031	30,107
GENERAL AND ADMINISTRATIVE
EXPENSES	118,837	106,129	64,793	54,800	35,453	19,330

OPERATING EXPENSES	323,415	279,615	165,712	134,747	96,484	49,437

OPERATING PROFIT	726,627	668,323	377,858	367,222	216,774	112,726
FINANCIAL EXPENSES - net	47,987	59,078	32,383	39,460	14,316	9,661

INCOME BEFORE TAXES
ON INCOME	678,640	609,245	345,475	327,762	202,458	103,065
TAXES ON INCOME	188,034	185,269	98,140	99,635	56,096	29,278

NET INCOME FOR THE PERIOD	490,606	423,976	247,335	228,127	146,362	73,787

EARNINGS PER SHARE ("EPS") :
Basic:	3.13	2.72	1.58	1.46	0.93	0.47

Diluted:	3.11	2.70	1.57	1.45	0.93	0.47

WEIGHTED AVERAGE
NUMBER OF SHARES
OUTSTANDING:
Basic	156,833,778	155,974,356	156,379,541	156,370,584	156,833,778	156,379,541

Diluted	157,914,852	157,301,681	157,478,809	157,683,042	157,914,852	157,478,809

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	6 month period ended June 30		6 month period ended June 30,
	2008	2007	2008
	(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	490,606	423,976	146,362
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	347,032	300,756	103,530
Amortization of deferred compensation related to
employee stock option grants, net	5,124	9,759	1,529
Liability for employee rights upon retirement	5,150	6,224	1,536
Accrued interest and exchange and linkage differences
on long-term liabilities	58,115	6,431	17,337
Deferred income taxes	(10,832)	(15,568)	(3,231)
Capital loss on sale of fixed assets	88	1,131	26
Decrease (Increase) in accounts receivable:
Trade	79,689	(117,051)	23,773
Other	(34,874)	(35,994)	(10,404)
Increase (Decrease) in accounts payable and accruals:
Related Parties	4,127	(5,406)	1,231
Trade	(86,594)	123,829	(25,832)
Other	(58,789)	29,984	(17,538)
Decrease in inventories	15,693	952	4,682
Increase in asset retirement obligations	313	237	93

Net cash provided by operating activities	814,848	729,260	243,094

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(234,319)	(250,175)	(69,906)
Purchase of license		(700)
Proceeds from sale of fixed assets	25	31	7
Funds in respect of employee rights upon retirement	470	(3,049)	141

Net cash used in investing activities	(233,824)	(253,893)	(69,758)

CASH FLOWS FROM FINANCING ACTIVITIES:
Windfall tax benefit in respect of exercise of options granted to employees	92	1,021	27
Repayment of capital lease	(3,498)	(4,843)	(1,044)
Treasury stock	(198,440)		(59,200)
Capital lease received		7,416
Proceeds from exercise of stock options granted to employees	5,972	53,150	1,782
Dividend Paid	(500,740)	(279,573)	(149,385)
Repayment of long term bank loans	(20,971)	(18,524)	(6,256)
Receiving of long term bank loans	20,000		5,967

Net cash used in financing activities	(697,585)	(241,353)	(208,109)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(116,561)	234,014	(34,773)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	148,096	77,547	44,181

CASH AND CASH EQUIVALENTS AT END OF PERIOD	31,535	311,561	9,408

At June 30, 2008, and 2007, trade payables include NIS 162 million ($ 48 million) (unaudited) and NIS 150 million (unaudited) in respect of acquisition of fixed assets.

These balances will be given recognition in these statements upon payment.

At June 30, 2008, tax withholding related to dividend of approximately NIS 18 million is outstanding. These balances are recognized in the cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	6 Month Period Ended June 30,		6 Month Period Ended June 30,
	2008	2007	2008
	(Unaudited)
	In thousands

Net cash provided by operating activities	814,848	729,260	243,093

Liability for employee rights upon retirement	(5,150)	(6,224)	(1,536)
Accrued interest and exchange and linkage differences
on long-term liabilities	(58,115)	(6,431)	(17,337)
Increase (Decrease) in accounts receivable:
Trade	(79,689)	117,051	(23,774)
Other	34,874	236,831	10,404
Decrease in accounts payable and accruals:
Trade	86,594	(123,829)	25,834
Shareholder - current account	(4,127)	5,406	(1,231)
Other (excluding tax provision)	257,655	(29,984)	76,866
Decrease in inventories	(15,693)	(952)	(4,682)
Increase in Assets Retirement Obligation	(313)	(237)	(93)
Financial Expenses **	42,691	53,127	12,736

EBITDA	1,073,575	974,018	320,280

*	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at June 30, 2008 : US $1.00 equals 3.352 NIS.

**	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SUMMARY OPERATING DATA

	Q2 2007	Q1 2008	Q2 2008

Subscribers (in thousands)	2,733	2,823	2,856

Estimated share of total Israeli mobile telephone
subscribers	32%	32%	32%

Churn rate in quarter	3.5%	5.1%	4.0%

Average monthly usage in quarter per subscriber (actual
minutes use)	331	359	368

Average monthly revenue in year per subscriber, including
in-roaming revenue (NIS)	157	155	158

SIGNATUES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: July 31, 2008